June 6, 2022

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	LunaDNA, LLC
Form 1-A
Filed December 2, 2021
File No. 024-10903

Ladies and Gentlemen:

This letter sets forth the responses of LunaDNA, LLC, a Delaware limited liability company (the “Company,” “LunaDNA” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2021 (the “Comment Letter”) concerning the Company’s offering statement on Form 1-A. In conjunction with this letter, the Company is submitting an amendment to the offering statement on Form 1-A (the “Offering Statement”) to the Commission. For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Part I, Item 4: Summary Information, page 1

1. You state your intention to offer 30,000,000 shares and also note that no securities of this class are outstanding in Item 4 of Part I. Elsewhere, you disclose that you have 368,392 shares outstanding, including in Item 1 of Part I and on page 5 of your offering circular in Part II. You also refer to the 714,285,714 shares that were qualified with your offering statement in 2018 on pages F-10 and F-23 of your offering circular. Please reconcile, delete, or revise these amounts as appropriate.

Response: The Offering Statement has been revised to reflect consistently the number of outstanding shares as of a recent date and the final offering circular will include the number of outstanding shares on the qualification date.

Part II, Cover Page, page 5

2. Revise the cover page of your offering circular to specify the amount of unsold securities previously qualified and covered by your earlier offering statement that is to be included in your new offering statement. Refer to the fifth sentence of Rule 251(d)(3)(i)(F) of Regulation A.

Response: The cover page has been revised to indicate that all 30,000,000 shares to be qualified on the Offering Statement were previously qualified on the earlier offering statement. Note that offerings under the earlier offering statement were suspended on May 2, 2022 and will not resume under that offering statement.

Summary of Information in Offering Circular, page 6

3. You disclose that if you sell the entire offering you are qualifying, 30,368,392 shares will be issued and outstanding. However, you also state that you have an additional 454,258 shares earned but not yet issued in addition to the 368,392 shares outstanding as of November 30, 2021. Reconcile the maximum number of shares listed as outstanding after you complete your offering with the number of shares you disclose as earned but unissued. Please also clarify how you define shares that are “earned but not yet issued” and your anticipated timeline for issuing these shares in light of your disclosure on page 23 of your offering circular that you aim to validate Member Data within 24 hours and you issue shares immediately upon completion of your acceptance procedure, which is normally within 24 hours after receiving a completed subscription agreement.

Response: As described on page 23 of the offering circular included in the Offering Statement (the “Offering Circular”), once submitted Member Data is validated, the submitted community member is provided the option to contribute the Member Data without consideration or to subscribe for shares. In the event the member elects to receive shares for the contributed Member Data, the member is requested to complete and execute a subscription agreement and, upon completion and acceptance, will be issued the appropriate number of shares. During the time that a prospective member is completing his or her subscription agreement and during the acceptance procedure, the Member Data will remain quarantined and not be available for queries or inclusion in query results. The shares associated with Member Data that has been validated are classified as “earned but not yet issued” while they await the member’s completion of a subscription agreement and validation of such subscription agreement. Shares currently classified as “earned but not yet issued” will be sold, if at all, pursuant to this Offering Statement and are therefore included within the 30,000,000 shares to be qualified. The Offering Circular has been revised to reflect our usage of this phrase and the status of those shares on pages 6 and 59.

Compensation of Our Manager, page 42

4. Revise the disclosures in your filing that may be outdated given that your initial offering statement was qualified in 2018. We note, by way of example only, that your definition of “Organizational Expenses” contemplates only post-qualification amendments or supplements to your “initial” offering statement.

Response: The Offering Circular has been revised to more consistently distinguish between the prior offering statement and this Offering Statement.

Redemption Rights, page 55

5. Your disclosure here and in the form of Subscription Agreement indicate that the company can unilaterally “redeem (i.e., cancel)” shares if a member chooses to revoke consent to the use of the shared data. Revise the disclosure to highlight, if true, that the “redemption” or “cancellation” will be made for no consideration to the member. Your disclosure should distinguish this from traditional redemption rights, where a member would receive consideration (such as the purchase price with any accrued but unpaid dividends) in connection with a forced redemption. Also, in your response letter, please provide us with the legal basis for this redemption provision.

Response: The Offering Circular includes express statements that no consideration will be paid to members if their shares are redeemed. The Offering Statement has been revised at pages 9, 55 and 57 to distinguish these redemption rights from traditional redemption rights. Pursuant to Section 18-702 of the Delaware Limited Liability Company Act, a Delaware limited liability company may, unless otherwise provided in the limited liability company agreement, acquire by redemption any limited liability company interest or other interest of a member in the limited liability company. The Delaware Limited Liability Company Act affords broad discretion to members of Delaware limited liability companies to draft their limited liability company agreements and contractually define their business understanding (see R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 20.4 (3rd and 4th Editions, 2021-2 Supp. 1998)). As such, the Company may provide that a member who withdraws his or her consent to use the Member Data will have his or her shares redeemed for no further consideration other than the withdrawal of the purging of Member Data which has been contributed in respect of such shares, pursuant to Section 8.2(h) of the Company’s limited liability company agreement.

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If you have any further comments and/or questions, please contact me or John Tishler, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943.

Very truly yours,

/s/ Joe Beery
Joe Beery
Chief Executive Officer

cc:     John Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP